Filed by NextGen Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Vieco USA, Inc.

Commission File No. 001-40267

MANAGEMENT SERIES REPORT NEXTGEN ACQUISITION CORP II | TECHNOLOGY EQUITY RESEARCH NEXTGEN ACQUISITION CORP II (NASDAQ: NGCA) WTR Fireside Chat with Virgin Orbit CEO Dan Hart December 21, 2021 John M.A. Roy, PhD Technology john@watertowerresearch.com +1 (973) 666 2172 KEY POINTS • We hosted Dan Hart, CEO of Virgin Orbit on, December 20, 2021 as part of our WTR Fireside Chat Series. We took a deep dive into Virgin Orbit and the satellite launch business. The event is available on demand, and is open to all investors. • NextGen Acquisition Corp II is merging with Virgin Orbit and will trade on Nasdaq under the symbol VORB. With the world’s first air-launched, liquid-fueled launch system, it is disrupting the satellite launch market and is projected to grow revenues to over $2 billion by 2026. • Hart detailed how Virgin Orbit is the first company to have a commercially viable liquid-fuel, air-launching satellite system. The company’s three successful launches this year have caused much interest and the company has a $300 million backlog of business. Hart believes, that with its unique ability to quickly launch from nearly any airport, Virgin Orbit is poised for significant growth. He also talked about deals with the UK, Japan, and Brazil for space ports, and highlighted that there is a “huge chasm between being an aspirational launch company and being an operational launch company.” • Virgin Orbit’s design advantages over its competitors include: (1) quickly launching from anywhere at any time, (2) higher reliability as evidenced by its commercial launch records and simpler propulsion system (2 engines vs. up to as many 11 engines on competitors), (3) lower cost, weather flexibility, and long-range capabilities, and (4) significantly lower environmental impact. No other provider can offer these capabilities, leading to markets that only VORB can service. • The company operates in three markets and its $72 billion TAM is part of a growing $1.1 trillion space economy. Its markets include: (1) Small-Satellite Launch Market – $25 billion TAM in commercial, civil, and national security launches, primarily targeting low Earth orbit; (2) Space-Based Connectivity Market – $30 billion TAM in specialized Internet-of-Things (IoT) applications like ship management, pipeline monitoring, intelligent agriculture, and connected aircrafts; and (3) National Security Market – $17 billion TAM in missile defense targets and hypersonic applications. • Virgin Orbit estimates more than 50% of 2022 forecast revenue is already accounted for by active contracts. The company has $2.3 billion in identified opportunities and $1.3 billion in active proposals. The long-term nature of its launch contracts, and its customer wins in 2021, give it enough confidence to publicly forecast a 5-year CAGR of 166%. • KEY STATISTICS Price $9.95 52-Week Range $9.61 - $10.80 Avg. Daily Vol. (30-day) 763,417 Shares Out (MM) 48 Market Cap (MM) $476 Fiscal Year End December Source: YCharts, *As of December 20, 2021 THE COMPANY Virgin Orbit has developed a proprietary air-launch technology coupled with outstanding manufacturing infrastructure and a proven team to transform space access for a diverse and global customer base. Since its founding in 2017, Virgin Orbit has developed the world’s first air-launched, liquid-fueled launch system, making it the premier dedicated satellite launch service. The company’s most recent successful launch, conducted on June 30, 2021, delivered satellites for commercial and national security customers from the US and abroad directly into their target orbits. In January 2021, the company debuted its launch capability by successfully launching satellites for NASA. Virgin Orbit uses a customized 747 aircraft as a mobile launch site, a flying mission control, and a fully-reusable first stage vehicle. By beginning each mission at approximately 35,000 feet above sea level and already travelling at a high speed, the simple and reliable LauncherOne rocket achieves a significant performance advantage over grounded launch sites while reducing local carbon emissions and acoustic impacts at the launch site when compared to a traditional ground launch. The mobility of the system also allows Virgin Orbit to bring launch capabilities to dozens of nations that currently have space agencies and satellite industries but no domestic launch capability. The company has been selected by the United Kingdom and Brazil to bring launch to those nations’ shores, in addition to Virgin Orbit’s announced launch site in Japan. Virgin Orbit’s ability to launch responsively from any location around the world also gives it a valuable national security role in ensuring the resiliency and replaceability of critical satellite infrastructure assets. See all our report and videos on Virgin Orbit on our website.

MANAGEMENT SERIES REPORT NEXTGEN ACQUISITION CORP II | TECHNOLOGY EQUITY RESEARCH ABOUT THE EXECUTIVE Dan Hart CEO Virgin Orbit Over the course of his career, Dan has served in senior leadership roles across a wide range of aerospace programs, spanning human spaceflight, satellite development, launch, and missile defense, and running through all phases of the aerospace product life cycle, from research and development through design, production, and spaceflight operations. Dan currently serves as President and CEO for Virgin Orbit, Richard Branson’s pioneering commercial space firm, which launches small satellites into space from a rocket carried under the wing of a modified Boeing 747. It is Virgin’s contribution to the massive transformation going on in space technology and has the clear goal of opening access to space to improve life on Earth. Dan joined Virgin Orbit after more than three decades of aerospace leadership at the Boeing Company, where he most recently served as Vice President of Government Satellite Systems. In that position, he oversaw Boeing's government satellite programs, developing and managing missions for the U.S. Department of Defense, NASA, NOAA, and other national programs. Dan’s portfolio included marquee programs such as Global Positioning System (GPS), Wideband Global SATCOM, the Tracking and Data Relay Satellites (TDRS) system, and the X-37 spaceplane. Outside of Virgin Orbit, Dan serves on the U.S. Investment Advisory Council (IAC), which advises the Secretary of Commerce on the development and implementation of strategies and programs to attract and retain foreign direct investment (FDI) in the United States. Additionally, in early 2020, California Gov. Gavin Newsom selected Dan to join the Governor's Task Force on Business and Jobs Recovery, which works to develop actions government and businesses can take to help Californians recover from the COVID-19 induced recession. Dan holds a Bachelor of Science degree in physics from the State University of New York at Albany and attended the Harvard Business School Advanced Management Program. He is a passionate and committed advocate for STEM education and serves on the Executive Board of the California Science Center, as well as the Dean’s Advisory Council for California State University, Long Beach’s College of Engineering.

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EXECUTIVE DISCUSSION

John Roy: Well, good morning investors. I'm John Roy, Managing Director here at Water Tower Research and I'm very pleased to have Dan Hart, the CEO of Virgin Orbit here today to discuss the company and its opportunities.

Before we begin today's call, we'd like to remind everyone that we may make forward looking statements under federal securities laws, including with respect to the proposed business combination between NextGen Acquisition Corp. II and Vieco USA, Inc., as well as other future events concerning Virgin Orbit's business or Virgin Orbit's financial outlook.

Any forward-looking statements are based on Virgin Orbit's historical performance as well as the parties' current plans, estimates, and expectations. The inclusion of such forward-looking information should not be regarded as a representation by any of those parties that future plans, estimates, or expectations will be achieved.

Such forward-looking statements are subject to various risks and uncertainties and assumptions as detailed in the definitive proxy statement/prospectus filed by NextGen with the SEC in connection with the proposed transaction, including the section titled "Risk Factors", risks and uncertainties described in the "Risk Factors" section of NextGen's registration statement on Form S-1 (File No. 333-253848), as well as other filings NextGen makes with the SEC.

Actual results or performance may differ materially from those indicated by such forward-looking statements, and except as required by law the parties undertake no responsibility to update such forward-looking statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Neither Virgin Orbit nor NextGen gives any assurance that either Virgin Orbit or NextGen, or the combined company, will achieve its expectations.

Okay, Dan, with that, how about a quick overview of Virgin Orbit?

Dan Hart: My pleasure and it's great to be with everybody this morning. So let me start off by just commenting on the market quickly. I think anybody who's following the space market has seen the fact that we're going through a transformation right now. And that has been fed by a technology infusion that has allowed satellites to get much smaller and much less expensive. And basically the same technology that is allowing smartphones these days to run our lives, is fueling the capability of satellites. So satellites that used to need to be the size of a small school bus can now be the size of a microwave or a washing machine and that is allowing a huge amount of applications in space and a huge array of space companies popping up across the globe and I'll touch on those.

The space economy which is globally about a $400 billion economy is forecast to grow to $1.2 trillion or more by 2040, so a huge amount of growth, huge amount of expansion. One of the things that's needed for that is launch. And I'm going to talk in the next charts about the technology, the disruption that Virgin Orbit is bringing to the market, and how we're different from the competition.


Air Launch Sets Us Apart
ANY TIME, ANY PLACE, ANY ORBIT
COSMICGIRL + LAUNCHERONE
Launch Has Been Grounded For 60 Years...

And so if I can go to the slides and I'll start with my first slide, air launch sets us apart and I think pictorially you can see the difference here. So we have brought a new technology, which is liquid air launch, it's a liquid rocket that is carried up under the wing of a 747 aircraft. You can see that in the picture. We fly to 35,000 feet, we release our rocket, the rocket autonomously then takes the satellites to space. We have moved into commercial operations. We did so this year and so unlike many of the people who are vying to get into space launch these days, we have actually demonstrated our technology. We're proven; we've put up nearly 20 satellites into orbit so far this year for NASA, for the DoD, for commercial companies, as well as for the international market.

And you can see in the pictures, you know, there are other companies doing space launch, they're all

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approaching it in the same manner that we approached it 60 years ago in the 1960s, ground launch rockets, trying to simplify their launch pads, launching small satellites. That's what Delta and Atlas did in 1960 and 1962. We approached space launch from the very physics of flight, and I'll talk to you about why that makes a difference.



Virgin Orbit Provides Differentiated Value to Customers
ORBIT
Aspirational Launchers
Rideshare
Launch From Anywhere
Unmanned Launch
Responsive Launch
Commercial Launch Record
Cost
Low
Moderate
Very low
Weather Flexibility
Range Agnostic
Other Applications of Base Platform
Environmental Impact on Surroundings

So on the next chart, you can see what the differentiators are. I want to pop on my glasses here. And so you know, carrying the rocket to 35,000 feet, getting the better part of the altitude and velocity and two thirds of the way through the atmosphere before the rocket has to do any work at all simplifies the job of the rocket, simplifies the design of the rocket, and drives to a more reliable and more affordable rocket. And so, you know, that the 747 allows us to simplify that rocket, and I'll talk to you about the design. But that drives affordability, cost. It gives us more scheduled certainty. We've been to launch now three times, each time we've achieved launch on the very first day on the first window of the first day, that's unheard of for a new rocket system, usually you're waiting months or more for your first launch.

Additionally, reliability, we have one engine on each stage, and I will talk more about that. But that drives a higher reliability, because engines are the part of the rocket that is most likely to fail. We've seen that over the last six months, where a number of our competitors had engine failures. Resilience, and I'll talk to you a little bit about why that's important and that's really a national security issue. As well as commercial, we have the flexibility. Unlike ground launched rockets. I mean, we can launch on time, on schedule. We can launch and then launch again, because the airplane is ready for another rocket as soon as it lands. And I'll talk to you a little bit about environmental on the next chart. So why don't we go there?



Minimal Environmental Impact to Surrounding Areas
Traditional Ground Launch
The Virgin Orbit Way

Let's see, how do I go to the next chart? Here we go. Oops, okay. On environmental, there's another aspect. You know, ground launched rockets have almost always launched from wildlife preserves. And so the way you leave the Earth really matters in terms of your environmental impact. And the reason why ground launched rockets are launched from wildlife preserves is because they have to launch away from populated areas. And so Cape Canaveral, a beautiful wildlife reserve and wetlands, Vandenberg Air Force Base, Kodiak Wallops, Krau, all wildlife reserves. As the rocket leaves, a huge amount of soot and smoke and an enormous field of acoustic energy hits that wildlife.

We approach it in a different way. We reuse an airplane and we reuse a runway. And leaving that runway with that airplane, we put out 90% less soot and smoke and 94% less acoustic energy, significantly less impact on the earth, as we leave and of course, environmental is important and growing to be more and more important.



Balanced Portfolio of Space Offerings, Leveraging Core Capabilities
Commercial & Civil Launch
SYNERGIES
GLOBAL
DIVERSIFICATION
GROWTH

Going to the next chart and getting into our market areas. We're focused on commercial and civil space and space launch and of course, we've launched for NASA. We've launched for commercial companies at this point and we're getting ready for our next launch. National

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security is a very important area. We've launched for the DoD. We have another launch coming up with DoD satellites on board. And there's a standard launch, there's helping with resilience of launch, I'll unpack that. And there are special missions that we can do on hypersonic, R&D on missile defense and targets. And then there's our space solutions business where we are partnering with some of our customers and other companies to put together end-to-end solutions that actually are helping bring to market new phenomenologies in Earth observation, the Internet of Things. We announced our most recent partnership this week with Hypersat. We have a partnership with BigBear on analytics. And that's an area that we're very excited about.


COSMICGIRL: Platform Overview
Virgin Orbit's Reusable Launch Stage
Fully Mobile
Range Independent
Launch to Any Orbit
Efficient
COSMICGIRL 2.0
(2023)

Getting into our technology very briefly. Our aircraft is a modified 747. There are four people on board as we do the launch. That's very lean for a launch. Two pilots and two launch engineers. It's range independent. We get our green light to launch from a airport tower, not from a launch range, so a very lean, very flexible way to get to space.


LAUNCHERONE: Platform Overview
Lowest Launch Cost per Kilogram of Small Rocket Ground Launch Providers
LAUNCHERONE

The rocket itself, going to the next chart, launch platform is very simple. We basically adapted aircraft manufacturing techniques for a completely composite rocket. We were very vertically integrated, all that is built in our factory. And as I mentioned before, there's two stages and there's one engine on each stage, the simplest rocket you can make. And if we go to the next chart, you know, on the left, you can see the cost breakdown of a standard, you know, generically on rockets.


Engines Are Both The Most Expensive and Least Reliable Rocket Component
Typical Rocket Cost Breakdown
Engines: Key Cause of Rocket Failures
Rocket Reliability Decreases with Increased Part Count

Propulsion is the most expensive part of a rocket and so the more engines you have, the more expensive your rocket is. We took the step to really minimize the amount of engines that we have, we have two. Most of our competition chose to develop one engine and try to fit it on both stages. And what you do in that case is you cluster them on the first stage. We chose not to do that, so that we could drive to simplicity. And it's an enduring advantage that we have with this system. You know, one engine, it's also the place where our competition has had the most issues and failures. And so you can see on the right in the chart, a number of our competitors, they have all had engine problems in the last six months. It's an area, a well-learned program in the industry.


Civil Spaceport Overview
Bringing In Country Launch Capabilities to Allied Nations
In Country Launch Capabilities Lagging vs. Global Space Agencies

Getting into market reach on the chart for civil spaceport overview, on the right hand side, what I mentioned up front is there's a globalization happening in space. There are satellite companies popping up all over the world and

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applications. There are also space agencies that are coming alive all over the world. And on the right hand side of the chart, on the red curve, you can see the number of space agencies in the world and there are almost 80 now and growing. The yellow curve is the number of countries that have space launch. And you can see there's an enormous gap there and that is the market opportunity for a system that can travel to any country and turn an airport overnight into a spaceport and that's what we're doing.

So we have a contract in the UK to do that in Cornwall, we're working closely with the UK Space Agency, with the RAF. You can see we were invited to the G7 summit. There's Prime Minister Boris Johnson, standing in front of our rocket wearing a Virgin Orbit jacket. We also met with the Prime Minister of Australia at the same meeting. We have an agreement that we recently announced in Japan with ANA airlines and a leader, a region in southern Japan, where we'll be flying in the next couple of years. And we have an agreement in Brazil.

We're talking to over a half a dozen other countries that are really wanting to have their own capability in space launch, both from a commercial point of view, a civil space point of view, and a military, national security point of view, so a very exciting opportunity for the team; an opportunity that is unique to us because of our ability to transform an airport into a spaceport. Simplifies the regulatory, simplifies everything there is. They don't have to build Cape Canaveral on their shores to have space launch.


Our Capabilities Address Critical National Security Needs
EXISTING LAUNCH INFRASTRUCTURE IS STATIC AND VULNERABLE
VIRGIN ORBIT OFFERS UNPREDICTABLE, RESILIENT AND RESPONSIVE LAUNCH
$7
$17

Another key area and on the last chart is our relationship and our work with the national security community. So anybody who's been following space knows that recently, the Russians tested an anti-satellite weapon. Several years ago, the Chinese did the same thing. Space is recognized as a contested environment. And that's one of the reasons why the Space Force was set up in the United States and space commands are being set up by pretty much all of our allies.

Launch is a big problem for them, because it grew up as a centralized, static and predictable asset, not what you want in a military operation. So, you know, if there's a hurricane, for instance, outside of Cape Canaveral, everyone in the world knows that the United States is not launching that week, not what our Space Force really wants or needs. You can see the then Secretary of the Air Force, Heather Wilson on the top right, when she was testifying to the Senate on what are you going to do about this problem? She brought up Virgin Orbit and talked about our 747, the flexibility of the system, and perhaps most importantly, keeping the adversary guessing, a deterrent for—against our adversaries, causing mischief, causing aggression in space.

You can see what's happening on the budget in national security space, it was $7 billion in 2017, growing to $17 billion in 2022. So a huge growth, a lot of work there, we have several contracts in place with the Space Force, with the National Security Space community. We are working on a concept of using our 747 to provide a global capability for our Space Force, very similar to the kinds of squadrons that we use for mobility for fighter aircraft and so forth. So, unique reach into the national security community, which is a very important part of space.

So let me stop there. That's an overview of the unique technology the market reach, and why don't we get back into the questions and the discussion?

John Roy: Absolutely. That sounds like a great idea. So, Dan, speaking of great ideas, this does seem like a great idea. Haven't others tried this before? I mean, what are your barriers to entry?

Dan Hart: You know, this has been on the drawing board for decades. So if you look at early '90s, DARPA and the Air Force had a rocket on a 747, in fact, planned the estimate at that time in early '90s, dollars was 4 billion to 7 billion to develop the system, it was considered a very difficult technology to perfect. I will say that it was. It required the boldness of a Richard Branson to drive through a very talented team that we were able to put together. And we were able to make the system work. So, the technology is a strong barrier to entry. There have been attempts at this as early as 10 years ago in the

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MANAGEMENT SERIES REPORT NEXTGEN ACQUISITION CORP II | TECHNOLOGY EQUITY RESEARCH DoD portfolio, ALASA was the last program that DARPA was attempting. So the answer is, yes, it is a great idea. It has been on the drawing board, but it was recognized as difficult and only one company has been able to make it happen. John Roy: So just focus on that for a second longer. What would you describe as your “technology, secret sauce”? What is like maybe some of the toughest technical challenges that you had to overcome? Dan Hart: Well, I mean, all of the database on launching rockets have been fueled and have the propellant being managed in the vertical position. And, you know, liquid oxygen is tricky to work with. And so how you manage that, how you manage that—the loading of it, how you fly it appropriately, and then the release of liquid rocket and the flight of the rocket, I mean, it transitions into a glider as it leaves the airplane and you have to maintain control of that. The engines then have to autonomously ignite and it has to fly at a high angle of attack. So all of those are technologies that are difficult to understand, I mean, the Air Force spends lots of money just on standard weapons and how they separate from aircraft. We had to go through all of that and recertify 747. John Roy: That’s quite a bit. So if you’re looking at your competitors, who are they and how do you expect to beat them? I mean, you seem like you have some advantages here but maybe if you could just kind of give us a competitive lay of the land? Dan Hart: Well, I guess our closest competitor these days is Rocket Lab. Astra is coming along, have not yet deployed any spacecraft. Both of those, as I mentioned upfront, are essentially taking a playbook out of Delta and Atlas of the early 1960s. I mean, there’s not a lot that’s different from rockets that have launched 60 years ago. They all have numerous engines. So for instance, Rocket Lab has 11 engines. We have two engines. So the economics are just so much better. The reliability is better for our system. Those are enduring advantages. And then the flexibility and the unique market reach that I mentioned. I mean, the ability to turn any runway across the world into a spaceport is something that we have and they don’t have. John Roy: Right. Now, they kind of maybe fall on that a little bit. I heard you talk about new markets that only you can service. Maybe you can talk a little bit about the advantages over the competition and what are some of these “new markets” that only Virgin Orbit can service? Dan Hart: Well, I mean, so the two main areas are international. And so you know, those 80 space agencies. Space launch is a critical link to being a spacefaring nation and so they all have an airport that can be better utilized. And so we are getting a huge amount of discussion and attention and we have contracts in place. We plan on flying from Cornwall, for instance in the middle of next year, a huge amount of emphasis there. And then national security, I mean, we can launch a rocket from anywhere in the world, anywhere in the world. Anywhere in the world, a satellite can appear in orbit. And that is a huge advantage for a national security force that is worried about satellites being disabled by adversaries and needing to replenish those, hotspot appearing on the globe and needing to get a satellite asset up to have eyes and understand what’s going on. And so we can do that in a very flexible way, in a new way that’s very exciting to the national security community. I mean, I was having breakfast with the commander for our combatant and command in space. And I asked him what he needs, he said, I need to be able to launch from anywhere in the world and that’s what we can do for him. John Roy: So I know you can’t talk about necessarily all your customers, obviously. But maybe if you give this idea to some of the ones you can talk about and how big is this opportunity? I mean, we hear some numbers, but maybe if you can frame it a little closer for what you guys are looking at now and the next couple years. Dan Hart: Sure. So, we have a backlog of that’s north of $300 million. And $300 million is the number in our investor deck and we’ve made a couple of announcements since then. You know, so that’s where we currently sit. We have customers, honestly, in every part of the sector. So we’ve launched for NASA, we have a number of launches for the national security community coming up. We have about a half a dozen launches for them on our books. We have commercial launches. We put up the first satellite for the Netherlands Royal Air Force this past year and so it’s very, very much a growing portfolio. We made a number of announcements. We announced the deal last week, a small satellite provider Hypersat, we had announced Arqit earlier, they’re a commercial company providing a quantum encryption. And so it

MANAGEMENT SERIES REPORT NEXTGEN ACQUISITION CORP II | TECHNOLOGY EQUITY RESEARCH really is every single one of these new applications in space needs to be aligned right to orbit. And they need to get to the right orbit and that’s where small rockets putting up small satellites are really in a key place right now. John Roy: So you mentioned launches, that brings up a lot of the questions that I’ve gotten before, which is what are the milestones that investors should look for to see your progress? Is it essentially just launches at this point? And what is the next one that we can take a look at? Dan Hart: So it’s launches and its market, and so on launches, number one, the biggest, biggest milestone is putting satellites into orbit. And that is what we achieved in January of this year. So on January 17 this year we put a dozen satellites gently into orbit for NASA and that proved our technology. There’s a huge chasm between being an aspirational launch company and being an operational launch company. That’s number one. And then there is proving that you can do it repeatedly. And that’s what we did in June, where we had another mission, and we put up satellites for DoD, for the Netherlands, and for a commercial company. Our next launch will be early in 2022, first couple of weeks of January. And that’s where we’ll have another commercial and DoD flight combination. The other really important set of milestones are the market responses and so that’s where you saw in the last few weeks—frankly, you’ve seen in the last six months, announcements coming out about deals, arrangements, multiple-launch contracts and so that’s where a number of the companies that I just mentioned have announced they’re launching on Virgin Orbit and so that’s the proof in the pudding. And then the other thing I’ll mention is we are partnering with our customers on their satellite solutions work. And those are the other milestones. So that’s where Hypersat and Arqit and some of the other. Big Bear is an analytics company and those other arrangements. We have Boeing as an investor, and we’re working with them as well as some of the old primes. So those announcements are key as well. John Roy: Now, one of the things I’ve heard you mention before is this idea of anytime, anywhere in any orbit. Maybe you could give us a little more color on what exactly does that mean? And does that open up new opportunities that only you can serve? Dan Hart: Sure, well, first of all whenever you plant a ground-launched launch pad down, you’re limited, because there are landmasses around you. And there are places you can’t launch, for instance on the west coast in California, there’s a launch base, you can’t fly east, over the United States. Well, we have an airplane and so we can place it wherever the rocket wants to start its voyage from. And so for instance, our next launch out of Mojave spaceport, Southern California where now, because of us, there have been two launches from Southern California, never one before. This next launch, we’re going to achieve an orbit from California, that’s never been achieved from California because we can fly the airplane out in the Pacific and launch. So that’s one, and then we can operate at the pace of an aircraft, where we don’t have to clean up and refurbish a launch pad. And after a launch, we’re ready as soon as the aircraft lands to clip on another rocket and go. John Roy: Interesting. So why go public now? And why use this fact? I guess it’s something obviously a lot of investors are thinking about? Dan Hart: Well we wanted to make sure before we made a significant move into the market that we proved our technology. And you know, that was early this year. Once we did that, we were pretty much inundated with incoming options. We chose a SPAC because it’s an efficient way to really access the broader capital that’s needed to ramp the company. And so we have a lot of ramp-up in launch rate planned over the next two, three, four years. There’s some expansion there. And you know, that’s really the answer as to why we chose this particular instrument. John Roy: Interesting. So talking about the future a little bit, what’s on the table for new capabilities that you can talk about? You’re going to go for bigger payloads. Dan Hart: Well, we will be growing the rocket over the next couple of years. We will be keeping with air launch and the capabilities. We’ll be extending the range of the aircraft. We are currently under contract to add a third stage to the rocket so that we can do interplanetary missions, higher orbits. We will be, we’re currently doing studies, funded studies for the Missile Defense Agency, and other organizations of how they can leverage the system in their unique way for national security. We will

MANAGEMENT SERIES REPORT NEXTGEN ACQUISITION CORP II | TECHNOLOGY EQUITY RESEARCH be standing up a bunch of spaceports, it looks like, and really, fully supporting those. And we’ll be moving more and more into satellite solutions as well. John Roy: Great. So I can see we’re pretty much near the end of our time, maybe if you can give us, what do you think is the most important message that you would like to see taken to the market and investing community about Virgin Orbit? Dan Hart: Well, I think it’s that we’re bringing a unique, disruptive technology to a growing market. I mean, that is the capstone here. We are not replicating something that’s been done before. And it’s a time where we’re bringing disruption at a critical point of transformation in the marketplace. John Roy: Great, Dan. This has been super interesting to say the least. So thank you so much for your time today. Investors, you can see this and all the reports on Virgin Orbit, on our website at Water Tower. And like all our reports, they’re free to all. Just log in and grab them and take a look at. Dan, thank you so much and we’ll talk to you again soon. Dan Hart: Great to be with you.

MANAGEMENT SERIES REPORT NEXTGEN ACQUISITION CORP II | TECHNOLOGY EQUITY RESEARCH   ABOUT THE ANALYST John M.A. Roy, PhD Managing Director Technology Research In his role at Water Tower Research, Dr. Roy provides cutting-edge equity research coverage of IT hardware companies supplying hardware to both commercial and individual users, and communications equipment companies that power the connected world. Prior to Water Tower Research, Dr. Roy worked as a lead analyst at UBS, covering IT Hardware, Communications Equipment, and IT Services. During his 20 years covering technology stocks on the sell-side, Dr. Roy was also a lead analyst covering IT Hardware and Nanotechnology at Merrill Lynch; and Alternative Energy, Advanced Materials and Nanotechnology at W.R. Hambrecht, and at Janney Montgomery Scott. Before his sell-side equity research career, Dr. Roy was a lead software architect at J.P. Morgan, an AI sales engineer at Neuron Data, and a systems engineer and AI researcher at Hughes Aircraft. Dr. Roy holds a Ph.D. in Computer Science from the University of California, Irvine, a MSEE degree from the University of Southern California, and a BSEE degree from the University of California, San Diego where he was a Regents Scholar.

MANAGEMENT SERIES REPORT NEXTGEN ACQUISITION CORP II | TECHNOLOGY EQUITY RESEARCH   DISCLOSURES Water Tower Research (“WTR”) is a professional publisher of investment research reports on public companies and, to a lesser extent, private firms (“the Companies”). WTR provides investor-focused content and digital distribution strategies designed to help companies communicate with investors. WTR is not a registered investment adviser or a broker/dealer nor does WTR provide investment banking services. WTR operates as an exempt investment adviser under the so called “publishers’ exemption” from the definition of investment adviser under Section 202(a)(11) of the Investment Advisers Act of 1940. WTR does not provide investment ratings / recommendations or price targets on the companies it reports on. Readers are advised that the research reports are published and provided solely for informational purposes and should not be construed as an offer to sell or the solicitation of an offer to buy securities or the rendering of investment advice. The information provided in this report should not be construed in any manner whatsoever as personalized advice. All users and readers of WTR’s reports are cautioned to consult their own independent financial, tax and legal advisors prior to purchasing or selling securities. John Roy, who is the writer of this report, covers the Technology sector for WTR. Mr. Roy and members of his household have no personal or business-related relationship to the subject company other than providing digital content any ancillary services WTR may offer. Unless otherwise indicated, WTR intends to provide continuing coverage of the covered companies. WTR will notify its readers through website postings or other appropriate means if WTR determines to terminate coverage of any of the companies covered. WTR is being compensated for its research by the company which is the subject of this report. WTR receives no more than a maximum of $10,500 per month from a given client and is required to have at least a 6-month commitment. None of the earned fees are contingent on, and WTR’s client agreements are not cancellable for the content of its reports. WTR does not accept any compensation in the form of warrants or stock options or other equity instruments that could increase in value based on positive coverage in its reports. WTR or an affiliate may seek to receive compensation for non-research services to covered companies, such as charges for presenting at sponsored investor conferences, distributing press releases, advising on investor relations and broader corporate communications and public relations strategies as well as performing certain other related services (“Ancillary Services”). The companies that WTR covers in our research are not required to purchase or use Ancillary Services that WTR or an affiliate might offer to clients. The manner of WTR’s research compensation and Ancillary Services to covered companies raise actual and perceived conflicts of interest. WTR is committed to manage those conflicts to protect its reputation and the objectivity of employees/analysts by adhering to strictly-written compliance guidelines. The views and analyses included in our research reports are based on current public information that we consider to be reliable, but no representation or warranty, expressed or implied, is made as to their accuracy, completeness, timeliness, or correctness. Neither we nor our analysts, directors, officers, employees, representatives, independent contractors, agents or affiliate shall be liable for any omissions, errors or inaccuracies, regardless of cause, foreseeability or the lack of timeliness of, or any delay or interruptions in the transmission of our reports to content users. This lack of liability extends to direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, losses, lost income, lost profit or opportunity costs. Projections are not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Projections reflect numerous estimates and assumptions, including economic, market and operational assumptions, all of which are difficult to predict and many of which are beyond Virgin Orbit’s control. We encourage readers to read the assumptions and caveats in the definitive proxy

MANAGEMENT SERIES REPORT NEXTGEN ACQUISITION CORP II | TECHNOLOGY EQUITY RESEARCH statement/prospectus filed by NextGen Acquisition Corp. II with the Securities and Exchange Commission on December 7, 2021. All investment information contained herein should be independently verified by the reader or user of this report. For additional information, all readers of this report are encouraged to visit WTR’s website www.watertowerresearch.com.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This press release relates to a proposed transaction between Vieco USA, Inc. (“Vieco USA”) and NextGen Acquisition Corp. II (“NextGen”). This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen has filed a registration statement on Form S-4 with the SEC on September 16, 2021, as amended on October 29, 2021, November 23, 2021 and December 3, 2021, which was declared effective by the SEC on December 7, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). A definitive proxy statement/prospectus was mailed to all NextGen shareholders of record as of November 19, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction on December 28, 2021. NextGen also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-ii.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Vieco USA and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Vieco USA’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Vieco USA and potential difficulties in Vieco USA employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Vieco USA or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Vieco USA operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Vieco USA’s business, Vieco USA’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Vieco USA to implement its strategic initiatives and continue to innovate its existing products, (xiv) the ability of Vieco USA to defend its intellectual property, (xv) the ability of Vieco USA to satisfy regulatory requirements, (xvi) the impact of the COVID-19 pandemic on Vieco USA’s and the combined company’s business and (xvii) the risk of downturns in the commercial launch services, satellite and spacecraft industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-253848), the definitive proxy statement/prospectus filed by NextGen with the SEC on December 7, 2021 and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vieco USA and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Vieco USA nor NextGen gives any assurance that either Vieco USA or NextGen, or the combined company, will achieve its expectations.